March 13, 2023

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Stacie Gorman

Re:	Four Leaf Acquisition Corporation

Registration Statement on Form S-1 (File No. 333-267399)

Request for Acceleration of Effective Date

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, Four Leaf Acquisition Corporation (the “Issuer”) respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Eastern Time on March 15, 2023, or as soon thereafter as practicable.

Please call David R. Brown at (312) 977-4426 or Conrad Adkins at (312) 977-4459, both of Nixon Peabody LLP, counsel to the Issuer, to provide notice of the effectiveness of the Registration Statement.

Very truly yours,

/s/ Angel Orrantia
Angel Orrantia, CEO
Four Leaf Acquisition Corporation

cc:	David R. Brown, Nixon Peabody LLP

Conrad Adkins, Nixon Peabody LLP